UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ALBERTSONS COMPANIES, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

013091103
(CUSIP Number)

DECEMBER 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013091103
(1) Names of Reporting Persons

Cerberus Capital Management, L.P.*
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	151,818,680**
(6) Shared Voting Power:	0**
(7) Sole Dispositive Power:	151,818,680**
(8) Shared Dispositive Power:	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

151,818,680**
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
(11) Percent of Class Represented by Amount in Row (9)

26.4%**
(12) Type of Reporting Person

IA

* Cerberus Capital Management, L.P. (the “Cerberus Reporting Person”) is filing this report on behalf of Cerberus Albertsons Incentive LLC (“Cerberus Albertsons”) and Cerberus Iceberg LLC (“Cerberus Iceberg”), each of which are funds managed by the Cerberus Reporting Person and/or one or more of its affiliates. Cerberus Albertsons and Cerberus Iceberg are parties to a stockholders agreement, dated June 25, 2020 (the “Stockholders Agreement”), with Albertsons Companies, Inc., a Delaware corporation (the “Company”).

** There were 575,993,146 shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of the Company issued and outstanding as of December 2, 2023, based upon the information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2024. As of December 31, 2023 (the “Event Date”), Cerberus Albertsons owns 6,498,880 shares of Common Stock and Cerberus Iceberg owns 145,319,800 shares of Common Stock. The Cerberus Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported by Cerberus Reporting Person in this Schedule 13G. Thus, as of the Event Date, the Cerberus Reporting Person may be deemed to beneficially own 151,818,680 shares of Common Stock, or 26.4% of the shares of Common Stock deemed issued and outstanding as of such date.

CUSIP No. 013091103
(1) Names of Reporting Persons

L-A V ABS, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

OO

* L-A V ABS, LLC (“L-A V ABS”) is managed by its members, Dean S. Adler and Gerald A. Ronon, who can be removed and replaced by Lubert-Adler Real Estate Fund V, L.P. (“L-A RE Fund V”), the controlling member of L-A V ABS, with the consent of ABS Opportunities, LLC. As a result, Mr. Adler, Mr. Ronon and L-A RE Fund V may be deemed to share beneficial ownership of securities held by L-A V ABS. Each of L-A V ABS and L-A RE Fund V was previously a party to the Stockholders Agreement. As of the Event Date, each of L-A V ABS and L-A RE Fund V beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A V ABS and L-A RE Fund V has ceased to be a party to the Stockholders Agreement and has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Real Estate Fund V, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* L-A RE Fund V’s general partner is Lubert-Adler Group V, L.P. (“L-A Group V”). L-A Group V’s general partner is Lubert-Adler Group V, LLC (“L-A Group V LLC”). Ira M. Lubert and Dean S. Adler are the members of L-A Group V LLC. As a result, L-A Group V, L-A Group V LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of securities held by L-A RE Fund V. Each of L-A V ABS and L-A RE Fund V was previously a party to the Stockholders Agreement. As of the Event Date, each of L-A V ABS and L-A RE Fund V beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A V ABS and L-A RE Fund V has ceased to be a party to the Stockholders Agreement and has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Group V, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* Each of L-A V ABS and L-A RE Fund V was previously a party to the Stockholders Agreement. As of the Event Date, each of L-A V ABS and L-A RE Fund V beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A V ABS and L-A RE Fund V has ceased to be a party to the Stockholders Agreement and each of L-A V ABS, L-A RE Fund V and L-A Group V has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Group V, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

OO

* Each of L-A V ABS and L-A RE Fund V was previously a party to the Stockholders Agreement. As of the Event Date, each of L-A V ABS and L-A RE Fund V beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A V ABS and L-A RE Fund V has ceased to be a party to the Stockholders Agreement and each of L-A V ABS, L-A RE Fund V and L-A Group V LLC has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Real Estate Fund VI, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* The general partner of Lubert-Adler Real Estate Fund VI, L.P. (“L-A RE Fund VI”) is Lubert-Adler Group VI, L.P. (“L-A Group VI”). L-A Group VI’s general partner is Lubert-Adler Group VI, LLC (“L-A Group VI LLC”). Ira M. Lubert and Dean S. Adler are the members of L-A Group VI LLC. As a result, L-A Group VI, L-A Group VI LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of securities held by L-A RE Fund VI. L-A RE Fund VI was previously a party to the Stockholders Agreement. As of the Event Date, L-A RE Fund VI beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A RE Fund VI has ceased to be a party to the Stockholders Agreement and has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Real Estate Fund VI-A, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* The general partner of Lubert-Adler Real Estate Fund VI-A, L.P. (“L-A RE Fund VI-A”) is L-A Group VI. L-A Group VI’s general partner is L-A Group VI LLC. Ira M. Lubert and Dean S. Adler are the members of L-A Group VI LLC. As a result, L-A Group VI, L-A Group VI LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of securities held by L-A RE Fund VI-A. L-A RE Fund VI-A was previously a party to the Stockholders Agreement. As of the Event Date, L-A RE Fund VI-A beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A RE Fund VI-A has ceased to be a party to the Stockholders Agreement and has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Group VI, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* Each of L-A RE Fund VI and L-A RE Fund VI-A was previously a party to the Stockholders Agreement. As of the Event Date, each of L-A RE Fund VI and L-A RE Fund VI-A beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A RE Fund VI and L-A RE Fund VI-A has ceased to be a party to the Stockholders Agreement and each of L-A RE Fund VI, L-A RE Fund VI-A and L-A Group VI has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Group VI, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

OO

* L-A RE Fund VI and L-A RE Fund VI-A were previously parties to the Stockholders Agreement. As of the Event Date, each of L-A RE Fund VI and L-A RE Fund VI-A beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A RE Fund VI and L-A RE Fund VI-A has ceased to be a party to the Stockholders Agreement and each of L-A RE Fund VI, L-A RE Fund VI-A and L-A Group VI LLC has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Real Estate Fund VI-B, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* The general partner of Lubert-Adler Real Estate Fund VI-B, L.P. (“L-A RE Fund VI-B”) is Lubert-Adler Group VI-B, L.P. (“L-A Group VI-B”). L-A Group VI-B’s general partner is Lubert-Adler Group VI-B, LLC (“L-A Group VI-B LLC”). Ira M. Lubert and Dean S. Adler are the members of L-A Group VI-B LLC. As a result, L-A Group VI-B, L-A Group VI-B LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of securities held by L-A RE Fund VI-B. L-A RE Fund VI-B was previously a party to the Stockholders Agreement. As of the Event Date, L-A RE Fund VI-B beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A RE Fund VI-B has ceased to be a party to the Stockholders Agreement and has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Group VI-B, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* L-A RE Fund VI-B was previously a party to the Stockholders Agreement. As of the Event Date, L-A RE Fund VI-B beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A RE Fund VI-B has ceased to be a party to the Stockholders Agreement and each of L-A RE Fund VI-B and L-A Group VI-B has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler Group VI-B, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

OO

* L-A RE Fund VI-B was previously a party to the Stockholders Agreement. As of the Event Date, L-A RE Fund VI-B beneficially owned no shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A RE Fund VI-B has ceased to be a party to the Stockholders Agreement and each of L-A RE Fund VI-B and L-A Group VI-B, LLC has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

L-A Saturn Acquisition, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,367,710*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,367,710*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

2,367,710*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.4%
(12) Type of Reporting Person

PN

* The 2,367,710 shares of Common Stock are owned directly by L-A Saturn Acquisition, L.P. (“L-A Saturn”). L-A Saturn’s general partner is L-A Group Saturn, LLC (“L-A Group Saturn”). Ira M. Lubert and Dean S. Adler are the managers of L-A Group Saturn. As a result, L-A Group Saturn, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. L-A Saturn was previously a party to the Stockholders Agreement. As of the Event Date, L-A Saturn beneficially owned approximately 0.4% of the shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A Saturn has ceased to be a party to the Stockholders Agreement and a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

L-A Group Saturn, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,367,710*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,367,710*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

2,367,710*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.4%
(12) Type of Reporting Person

OO

* Includes 2,367,710 shares of Common Stock owned directly by L-A Saturn. L-A Saturn was previously a party to the Stockholders Agreement. As of the Event Date, L-A Saturn beneficially owned approximately 0.4% of the shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A Saturn has ceased to be a party to the Stockholders Agreement and each of L-A Saturn and L-A Group Saturn, LLC has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

L-A Asset Management Services, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	109,528*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	109,528*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

109,528*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

PN

* The 109,528 shares of Common Stock are owned directly by L-A Asset Management Services, L.P. (“L-A Asset Management Services”). L-A Asset Management Services’ general partner is Lubert-Adler GP - West, LLC (“L-A GP - West”). Ira M. Lubert and Dean S. Adler are the members of L-A GP - West. As a result, L-A GP - West, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. L-A Asset Management Services was previously a party to the Stockholders Agreement. As of the Event Date, L-A Asset Management Services beneficially owned less than 0.1% of the shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A Asset Management Services has ceased to be a party to the Stockholders Agreement and a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Lubert-Adler GP - West, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	109,528*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	109,528*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

109,528*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

OO

* Includes 109,528 shares of Common Stock owned directly by L-A Asset Management Services. L-A Asset Management Services was previously a party to the Stockholders Agreement. As of the Event Date, L-A Asset Management Services beneficially owned less than 0.1% of the shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A Asset Management Services has ceased to be a party to the Stockholders Agreement and each of L-A Asset Management Services and L-A GP - West has ceased to be a member of the group.

CUSIP No. 013091103
(1) Names of Reporting Persons

Ira M. Lubert
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,477,238*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,477,238*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

2,477,238*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.4%
(12) Type of Reporting Person

IN

* Includes 2,367,710 shares of Common Stock owned directly by L-A Saturn and 109,528 shares of Common Stock owned directly by L-A Asset Management Services. Each of L-A Saturn and L-A Asset Management Services was previously a party to the Stockholders Agreement. As of the Event Date, L-A Saturn beneficially owned approximately 0.4% of the shares of Common Stock deemed issued and outstanding as of that date and L-A Asset Management Services beneficially owned less than 0.1% of the shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A Saturn and L-A Asset Management Services has ceased to be a party to the Stockholders Agreement and each of L-A Saturn, L-A Asset Management Services and Mr. Lubert has ceased to be a member of the group. The reporting person disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

CUSIP No. 013091103
(1) Names of Reporting Persons

Dean S. Adler
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	405,240
(6) Shared Voting Power:	2,477,238*
(7) Sole Dispositive Power:	405,240
(8) Shared Dispositive Power:	2,477,238*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

2,882,478*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.5%
(12) Type of Reporting Person

IN

* Includes 2,367,710 shares of Common Stock owned directly by L-A Saturn, 109,528 shares of Common Stock owned directly by L-A Asset Management Services and 405,240 shares of Common Stock owned directly by Mr. Adler. Each of L-A Saturn and L-A Asset Management Services was previously a party to the Stockholders Agreement. As of the Event Date, L-A Saturn beneficially owned approximately 0.4% of the shares of Common Stock deemed issued and outstanding as of that date and L-A Asset Management Services beneficially owned less than 0.1% of the shares of Common Stock deemed issued and outstanding as of that date. As a result, each of L-A Saturn and L-A Asset Management Services has ceased to be a party to the Stockholders Agreement and each of L-A Saturn, L-A Asset Management Services and Mr. Adler has ceased to be a member of the group. The reporting person disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

CUSIP No. 013091103
(1) Names of Reporting Persons

Gerald A. Ronon
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	50,000*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	50,000*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

50,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)

0.0%
(12) Type of Reporting Person

IN

* Includes 50,000 shares of Common Stock owned directly by Mr. Ronon. L-A V ABS was previously a party to the Stockholders Agreement. As of the Event Date, L-A V ABS owns no shares of Common Stock deemed issued and outstanding as of that date. As a result, L-A V ABS has ceased to be a party to the Stockholders Agreement and each of L-A V ABS and Mr. Ronon has ceased to be a member of the group.

Item 1(a). Name Of Issuer: Albertsons Companies Inc., a Delaware corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

250 Parkcenter Blvd.

Boise, Idaho 83706

Item 2(a). Name of Person Filing:

This report on Schedule 13G is being jointly filed by:

1.	Cerberus Capital Management, L.P., on behalf of (a) Cerberus Albertsons Incentive LLC and (b) Cerberus Iceberg, LLC, each of which are funds managed by Cerberus Capital Management, L.P. and/or one or more of its affiliates, and which funds are members of the group identified in Item 8 below.
2.	LA-V ABS LLC
3.	Lubert-Adler Real Estate Fund V, L.P. (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, L.P.)
4.	Lubert-Adler Group V, L.P.
5.	Lubert-Adler Group V, LLC
6.	Lubert-Adler Real Estate Fund VI, L.P.
7.	Lubert-Adler Group VI, L.P.
8.	Lubert-Adler Group VI, LLC
9.	Lubert-Adler Real Estate Fund VI-A, L.P.
10.	Lubert-Adler Real Estate Fund VI-B, L.P.
11.	Lubert-Adler Group VI-B, L.P.
12.	Lubert-Adler Group VI-B, LLC
13.	L-A Saturn Acquisition, L.P.
14.	L-A Group Saturn, LLC
15.	L-A Asset Management Services, L.P.
16.	Lubert-Adler GP - West, LLC
17.	Ira M. Lubert
18.	Dean S. Adler
19.	Gerald A. Ronon

Item 2(b). Address of Principal Business Office or, if None, Residence:

1.	The address for Cerberus Capital Management, L.P. is:
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, New York 10022
2.	The address for LA-V ABS LLC and Dean S. Adler is 171 17th Street NW, Suite 1575, Atlanta, GA 30363.
3.	The address for Lubert-Adler Real Estate Fund V, L.P. (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, L.P.), Lubert-Adler Group V, L.P, Lubert-Adler Group V, LLC, Lubert-Adler Real Estate Fund VI, L.P., Lubert-Adler Real Estate Fund VI-A, L.P., Lubert-Adler Group VI, L.P., Lubert-Adler Group VI, LLC, Lubert-Adler Real Estate Fund VI-B, L.P., Lubert-Adler Group VI-B, L.P., Lubert-Adler Group VI-B, LLC, Ira M. Lubert and Gerald Ronon is 2400 Market Street, Suite 301, Philadelphia, PA 19103-3033.
4.	The address for L-A Saturn Acquisition, L.P. and L-A Group Saturn, LLC is The FMC Tower, 2929 Walnut Street, Suite 1530, Philadelphia, PA 19104.
5.	The address for L-A Asset Management Services, L.P. and Lubert-Adler GP - West, LLC is 435 Devon Park Drive, Building 500, Wayne, PA 19087.

Item 2(c). Citizenship:

1.	Cerberus Capital Management, L.P. is organized under the laws of the State of Delaware.
2.	LA-V ABS LLC, Lubert-Adler Real Estate Fund V, L.P. (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, L.P.), Lubert-Adler Group V, L.P, Lubert-Adler Group V, LLC, Lubert-Adler Real Estate Fund VI, L.P., Lubert-Adler Group VI, L.P., Lubert-Adler Group VI, LLC, Lubert-Adler Real Estate Fund VI-B, L.P., Lubert-Adler Group VI-B, L.P., Lubert-Adler Group VI-B, LLC, L-A Saturn Acquisition, L.P., L-A Group Saturn, LLC and L-A Asset Management Services, L.P. are organized under the laws of the State of Delaware.
3.	Lubert-Adler Real Estate Fund VI-A, L.P., and Lubert-Adler GP - West, LLC are organized under the laws of the State of Pennsylvania.
4.	Ira M. Lubert, Dean S. Adler and Gerald A. Ronon are citizens of the United States.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP No.:

013091103

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.   All percentages calculated in this Schedule 13G are based upon an aggregate of 575,993,146 shares of Common Stock outstanding as of December 2, 2023 as indicated in the Company’s Quarterly Report on Form 10-Q filed January 9, 2024.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐*

*Represents an exit filing solely with respect to L-A V ABS, L-A RE Fund V, L-A Group V, L-A Group V LLC, L-A RE Fund VI, L-A RE Fund VI-A, L-A Group VI, L-A Group VI LLC, L-A RE Fund VI-B, L-A Group VI-B, L-A Group VI-B LLC, L-A Saturn, L-A Group Saturn, L-A Asset Management Services, L-A GP - West, Ira M. Lubert, Dean S. Adler and Gerald A. Ronon.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Cerberus Albertsons Incentive LLC (“Cerberus Albertsons”) and Cerberus Iceberg LLC (“Cerberus Iceberg”) are currently parties to a stockholders agreement, dated June 25, 2020 (the “Stockholders Agreement”), with Albertsons Companies, Inc., a Delaware corporation (the “Company”). Each of L-A V ABS, L-A RE Fund V, L-A RE Fund VI, L-A RE Fund VI-A, L-A Group VI-B, L-A Saturn, and L-A Asset Management Services was previously a party to the Stockholders Agreement (the “Lubert-Adler Entities”). Each of the Lubert-Adler Entities has ceased to be a party to the Stockholders Agreement as a result of owning less than 5% of the aggregate number of shares of outstanding Common Stock of the Company. As a result, each of the Lubert-Adler Entities, L-A Group V, L-A Group V LLC, L-A Group VI, L-A Group VI LLC, L-A Group Saturn, L-A GP - West, Ira M. Lubert, Dean S. Adler and Gerald A. Ronon has ceased to be a member of the group. Cerberus Albertsons and Cerberus Iceberg are the only remaining parties to the Stockholders Agreement with the Company.

Item 9. Notice of Dissolution of Group:

As of December 31, 2023, the following parties ceased to be members of the group as a result of owning less than 5% of the aggregate number of shares of outstanding Common Stock of the Company:

1.	L-A V ABS
2.	L-A RE Fund V
3.	L-A Group V
4.	L-A Group V LLC
5.	L-A RE Fund VI
6.	L-A RE Fund VI-A
7.	L-A Group VI
8.	L-A Group VI LLC
9.	L-A RE Fund VI-B
10.	L-A Group VI-B
11.	L-A Group VI-B LLC
12.	L-A Saturn
13.	L-A Group Saturn
14.	L-A Asset Management Services
15.	L-A GP - West
16.	Ira M. Lubert
17.	Dean S. Adler
18.	Gerald A. Ronon

All further filings under Regulation 13G with respect to the shares of Common Stock of the Company beneficially owned by the Cerberus Reporting Person will be filed, if required, by the Cerberus Reporting Person, in its individual capacity.

Item 10. Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Mark Neporent
Name:	Mark Neporent
Title:	Chief Operating Officer, Senior Legal Officer
and Senior Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

L-A V ABS, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND V, L.P.

By:	Lubert-Adler Group V, L.P.,
Its:	General partner
By:	Lubert-Adler Group V, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP V, L.P.

By:	Lubert-Adler Group V, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP V, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND VI, L.P.

By:	Lubert-Adler Group VI, L.P.,
Its:	General partner
By:	Lubert-Adler Group VI, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND VI-A, L.P.

By:	Lubert-Adler Group VI, L.P.,
Its:	General partner
By:	Lubert-Adler Group VI, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI, L.P.

By:	Lubert-Adler Group VI, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND VI-B, L.P.

By:	Lubert-Adler Group VI-B, L.P.,
Its:	General partner
By:	Lubert-Adler Group VI-B, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI-B, L.P.

By:	Lubert-Adler Group VI-B, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI-B, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

L-A SATURN ACQUISITION, L.P.

By:	L-A Group Saturn, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

L-A GROUP SATURN, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

L-A ASSET MANAGEMENT SERVICES, L.P.

By:	Lubert-Adler GP - West, LLC,
Its:	General Partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GP - WEST, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

IRA M. LUBERT

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich, Attorney-in-Fact for Ira M. Lubert

DEAN S. ADLER

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich, Attorney-in-Fact for Dean S. Adler

GERALD A. RONON

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich, Attorney-in-Fact for Gerald A. Ronon

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

99.1. Stockholders’ Agreement by and among Albertsons Companies, Inc. and holders of stock of Albertsons Companies, Inc. signatory thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2020).

99.2. Joint Filing Agreement, dated as of February 14, 2024, by and between Cerberus Capital Management, L.P., Lubert-Adler Real Estate Fund V, L.P. (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, L.P.), Lubert-Adler Group V, L.P, Lubert-Adler Group V, LLC, Lubert-Adler Real Estate Fund VI, L.P., Lubert-Adler Group VI, L.P., Lubert-Adler Group VI, LLC, Lubert-Adler Real Estate Fund VI-A, L.P., Lubert-Adler Real Estate Fund VI-B, L.P., Lubert-Adler Group VI-B, L.P., Lubert-Adler Group VI-B, LLC, L-A Saturn Acquisition, L.P., L-A Group Saturn, LLC, L-A Asset Management Services, L.P., Lubert-Adler GP - West, LLC, Ira M. Lubert, Dean S. Adler and Gerald A. Ronon.

99.3. Powers of Attorney, dated June 22, 2020 (incorporated by reference to Exhibit 99.3 to the initial Schedule 13G filed with the Securities and Exchange Commission on February 16, 2021).